Exhibit 99.3

International Conference Call

JBS S/A (JBSS3)

1Q25 Earnings Results Transcription

May 14th, 2025

Operator: Good morning and welcome to JBS SA and JBS USA to discuss the earnings of the 1Q25.

At this time, all participants are on a lesson-only mode. Later, we’ll conduct a Q&A session when further instructions will be given. As a reminder, this conference is being recorded.

Any statements that may be made during this conference call related to the Company’s business outlook, projections, operating and financial targets, and related to the potential growth of the Company are just merely forecasts based on the Company’s management’s expectations. Such expectations are highly dependent on market conditions, on the overall economic performance of Brazil and on industry and international market behaviors and therefore are subject to change.

Are present with us today are Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Officer.

Now I will turn the conference over to Mr. Gilberto Tomazoni, who will begin the presentation. Go ahead, Mr. Tomazoni.

Gilberto Tomazoni: Good morning, everyone. Thank you for attending our earnings conference call.

JBS begins 2025 with one of the strongest 1Q results in its history. In yet another demonstration of the strength of our diversified global platform, net sales rose 28% in reais and 8.5% in dollars. Our net income grew 78% in reais and 50% in dollars. EBITDA margin went to 7.2 to 7.8%, but since we grew the revenue, the margin of money we brought in grew by 39%. When we look in dollars, it grew by 17%.

In a period that is traditionally lower in performance for our industry, we show a great capacity to generate results and margin and continue to grow. Quarter after quarter, our results continue to validate the strategic decisions we’ve made in building and managing our platform.

We advanced even further in our goal of a dual listing in JBS shares, both in Brazil and the United States, following the completion of our registration with the U.S. Securities and Exchange Commission. Once approved by our minority shareholders, this step will mark a new chapter in the Company’s journey. We believe this dual listing will enhance our international visibility, attract new investors, and further strengthen our position as a global leader in food.

I would like to reinforce that our poultry and pork businesses in Brazil and the United States with the standout performance this quarter, Seara and Pilgrim’s delivered record 1Q EBITDA margins for the period, 19.8% and 14.8% respectively.

Seara’s performance reflects a disciplined focus on operational excellence and strategic positioning across domestic and international markets, capturing value through product mix optimization and a strong focus on innovation. With the launch of new categories in Brazil, such as the Airfryer Ready product line and co-branded partnership with Netflix, the business continues to strengthen its portfolio of high value-added offerings.

Pilgrim’s results were driven by solid demand, disciplined portfolio management, stable grain costs, and customer management focus, achieving EBITDA margin of 12.4%.

JBS US Pork also delivered strong performance, supported by higher sales volume, discipline in cost and mix management, and a balanced supply-demand dynamic.

Our strategy of geographic and protein diversification continues to yield positive results, even amid ongoing margin pressure for JBS Beef North America. Meanwhile, the beef business in Brazil and Australia are benefiting from the respective cattle cycles in both countries. At Friboi, the focus remains on operational excellence, expanding the value-added portfolio and increasing market access.

In Australia, where the cycle is expected to remain favorable in the coming quarters, results reflect operational improvements and export growth. I highlight that in a quarter that typically has higher cash consumption, the Company’s leverage ratio stood at 1.99x in U.S. dollars, well below the 3.66x reported in the same period last year, underscoring our financial strength.

Net sales for the quarter reached R$114 billion in the period, with adjusted EBITDA of R$8.9 billion. We remain confident in our long-term strategy, operational excellence, growth through diversification, innovation, value-added products, and strong brands.

The strength of our global platform, combined with disciplined capital allocation, market diversification, and our capacity to innovate, supports value creation for all our stakeholders, including our team members, customers, investors, producers, partners and consumers.

In summary, our 1Q results reaffirm our conviction that we are on the right path, delivering consistent growth, expanding margins and preparing JBS for a new cycle of opportunities.

Thank you once again for attending this earnings conference call. And now I turn the floor over to Guilherme, who will talk about our numbers.

Guilherme, please go ahead.

Guilherme Cavalcanti:

Thank you, Tomazoni. Let’s now move on to the operational financial highlights for the 1Q25, starting on slide 10.

Net revenue in the 1Q25 was R$114 billion, or US$19.5 billion. Adjusted EBITDA totaled R$8.9 billion, or US$1.5 billion, representing a margin of 7.8% in the quarter. Net income was R$2.9 billion, US$500 million in the quarter. Adjusting for non-recurring items, adjusted net income is R$3.3 billion or US$572 million.

On the next slide, in the 1Q25, cash flow from operations was negative by R$1.7 billion or US$285 million, while free cash flow was negative by R$5.4 billion or US$917 million. The main variations that impacted cash flow in the annual comparison were:

-The increase in tax payments in the amount of R$1.2 billion or US$206 million, driven by solid results mainly from Seara, PPC, US Pork, and Australia;

-The increase in working capital impacted mainly by the growth in inventories due to the higher cost of cattle in the USA and Brazil;

-The increase in deposits as collateral for hedging in the futures market driven by the rise in the price of cattle in the US;

-Payment of antitrust-related settlements in the amount of US$140 million.

Moving on to slide 12, the 1Q25 net debt closed at US$14.8 billion, down US$1.1 billion from the previous year. I would also like to highlight some advances we’ve made in liability management, which allowed us to achieve an average term of approximately 12 years and an average cost of 5.4%. In January 2025, we issued senior notes totaling US$1.75 billion with strong demand for these securities. In March, we issued a CRA in Seara in the amount of approximately R$800 million or US$123 million. The first issuance with a 30-year maturity, the longest in the Brazilian capital market. As a subsequent event, in May we repurchased US$150 million in senior notes due in 2030 and filed the CRA issuance through Seara for a total amount between R$800 million, or US$141 million, and R$1 billion, or US$176 million.

Leverage in dollars was reduced in one year from 3.66x to 1.99x in the 1Q25. The drop is due to the increase of EBITDA and the reduction of debt.

To wrap up, I would like to highlight that the annual meeting approved payment of RS$4.4 billion or US$789 million in dividends, equivalent to R$2 per share or US$ 0,36 per share, which will be paid today. It’s worth remembering that we still have R$1,00 or US$0,17 to be distributed in case of approval of the dual listing.

Now, I’ll go briefly over the business units. Starting with Seara on slide 14, net revenue growth in the quarter was 22%, while profitability grew approximately 8 p.p., reaching 19.8% EBITDA margin, a record for a 1Q. This result is a consequence of better commercial and operational execution, strong global demand for poultry and pork, and expansion of the value-added portfolio.

Moving on to slide 15, in the 1Q25, JBS Brazil recorded a net revenue 30% higher than in the 1Q25 as a result of strong international demand and higher prices in the domestic market, which aimed to offset the sharp increase in cattle prices. Thus, the EBITDA margin reached 4.1%, a slight drop year-on-year.

Moving on to slide 16, and now speaking in dollars and US-GAAP, JBS Beef North America’s net revenue in 1Q25 grew 15% compared to the previous year as a result of strong demand that drove wholesale cut-out prices to record levels in the US. However, profitability continues to be pressured by the challenging livestock cycle, which has kept the price of live cattle at record levels.

On slide 17, we have JBS Australia data. In the annual comparison, the 12% growth in revenue is mainly due to higher value sold in beef exports. EBITDA margin 10.4%, an increase of 1.3 p.p. year-on-year, as a result of greater availability of animals for slaughter and gains in operational efficiency.

Now in JBS USA Pork, the net revenue for the quarter grew 5% year-on-year, reflecting higher prices driven by strong demand. Pork consumption is also being favored by the average price of beef, which remains at high levels.

Once again, JBS USA Park shows consistent and solid results for the quarter. Thus, the EBITDA margin was 11.1%.

Pilgrim’s Pride, as highlighted on slide 19, recorded a 2% increase in net revenue in the quarter. In 1Q25, Pilgrim’s delivered solid performance, reflecting consistent execution of its strategy and the resilience of its diversified portfolio across all regions where it operates.

The Company maintains robust margins driven by the operational gains and the continued strengthening of strategic partnerships with key customers, even in the face of a volatile scenario.

Now, I would like to open our Q&A session.

Question and Answer Session

Operator: Ladies and gentlemen, we’ll now start the Q&A session. In order to ask a question, please click on Raise Hand button. To remove your question from the queue, please click on Lower Hand.

And our first question comes from Ricardo Alves, Morgan Stanley. Please Ricardo, go ahead.

Ricardo Alves, Morgan Stanley: Good morning, everyone. I hope you can hear me. Thank you for the call and for this opportunity. I would like to ask a question that’s more obvious considering the latest happenings regarding dual listing and regarding the recommendations from advisors. I would like to hear from you how have been the latest meetings you’ve had with institutional investors? What is the feedback you’ve had from the market and how do you respond to such feedback?

On our side, we have listened to some old-time discussions about, you know, inclusion, exclusion of indexes or ratios that the Company is discussing for a long time. So every week we finish discussing something, new discussions come up for the same topic, which is dual listing. So it would be very helpful if you could tell us how other investors are discussing and welcoming this since you had the annual meeting and the votes on Friday, it would be nice to have an update on that.

And the second question about the operational side, I believe that Australia Pork and Seara were the main surprises, but I would like to focus my question on Seara. On the export side, could you give us some more color on exports? We can see prices at the domestic market, but on exports, it may have been a main driver. What surprised us the most in this quarter was this stable margin of 20% quarter-on-quarter.

We understand the dynamics of the 4Q entering the 1Q in a domestic business, so I understand that there must have been a strong support on the international business. So if you could comment on the export demand for poultry and pork, it would be interesting. And thank you again for the call.

Guilherme Cavalcanti: Hi, Ricardo. This is Guilherme speaking. Well, since the beginning, as we announced, first announced the dual listing, the share price has always been good in its response, showing a strong support to the transaction. In 2023, we first announced this structure, the share price went up almost 10%, then again, 15% and 20% in the week. And when SEC approved the application, it went up 10% at that day. And all these rise in share prices came from mainly from foreign investors.

In the beginning of the year we had an investor base and the percentage of foreigners in our free float is 65%, today is more than 80%. So that shows the support from foreign investors that are buying, preparing for listing in the US. We’ve had conversations frequently with our foreign investors. They are always supportive of this initiative. We don’t know if the recommendations of agencies continue or not and votes tend to arrive closer to the meeting date, to the general meeting date.

I know that many votes simply don’t vote at annual meetings or special meetings. That’s why we’re talking to investors to remind them that it’s important to come and vote, either by sending or coming in person to vote, because it’s a positive topic and that’s reflected in a share price. So it’s important to provide the support for the next stage.

Gilberto Tomazoni: Hi Ricardo, this is Tomazoni. So to answer your question about Seara, or rather before I answer that question directly, since you’re talking about the international market, I think it’s important to understand that we have an increase in demand for protein worldwide. Of course, it might be higher in some regions than others, but this is a phenomenon that is taking place across all the markets in which we work.

And this is a change in the consumption pattern. Consumers are seeing protein as a part of a healthy diet. So that leads to an increase in protein consumption. And the new weight loss drugs, such as Mounjaro, Ozempic, and others, demand a higher consumption of protein in order not to have a negative effect in losing muscle mass.

So this has created a global demand for protein, and it’s not any kind of protein, it’s all different kinds of protein and of course they are different, they have different demands in different markets. And the other important point is that the supply of chicken, for example, is very balanced between the supply and the demand. So this takes us to the situation in which we have a bottleneck for fast growth, which is genetic material. Since chicken has a faster cycle, it could expand faster, but there’s a limited supply of genetic material. So this has made the international market very robust.

Seara has grown significantly. Looking at the Seara, its growth was very strong in the international market in volume, and it was able to pass on its price. Costs increased during this time. Corn especially was more expensive than the previous quarters. But Seara managed to mitigate this increase in production costs by managing its mix and by having innovation, especially in the domestic market.

Seara has launched several products. There’s an ongoing event this week and we launched two new products which demonstrates our leadership in innovation. All of this has allowed Seara to mitigate its cost increases and maintain its margins.

Ricardo Alves: Thank you Guilherme, and thank you, Tomazoni.

Operator: And our next question comes from Henrique Brustolin, Bradesco. Please Henrique, go ahead.

Henrique Brustolin, Bradesco: Good morning, everyone. Thank you for taking my question. I have two. So first, this goes to Guilherme, on working capital, I think it was clear what impacted your quarter in general, but how should we consider these items for the rest of the year? How do you consider working capital will look like for the rest of the year? Considering inventories, suppliers, are there any reversals that we might see in the next quarters? And what were the one-off items that most impacted this quarter, besides the antitrust agreement? That’s my first question.

And the second question is, how do you see this dynamic in US Beef? It was a hard 1Q? I think there were signals for that, but how do you imagine this will progress as we go into barbecue season? And if you could provide some more visibility in the Q2 results, especially in this division, how does that match your expectation of maintaining EBITDA flat year-on-year, considering US Beef? Thank you.

Guilherme Cavalcanti: Hi Enrique, good morning. So the first impact was that this year we had a higher volume of deferred livestock, which is when ranchers postpone payments from December to January. Last year it was 400 and this year it was US$530 million. So we had a higher volume of deferred livestock and that’s why working capital was lower in the 1Q versus the 1Q24.

Another reason was the record price of cattle. The 1Q is always a quarter in which we recompose our inventories. And this was done with higher carcass prices. So this increase in price made us have higher inventory prices, and that required more working capital. Also for our protections in the futures market, when we sell beef and buy cattle, we have to hedge using future prices. So since prices went up, we had to increase our deposits into the guaranteed margin, and this comes out of our cash flow. This is a type of cash that we no longer access, so that is considered a working capital.

So these were the main items for working capital. This, as a reminder, is not working capital, but we had 230 in addition in taxes because of the good results we had with Seara, PPC and US Pork and Australia. Then we also had genetic materials and biological assets, which had readjustments in grain, which also impacted our biological assets.

Wesley Batista: Considering beef in the US, 2025 will definitely be a more challenging year than 2024. That’s very clear in the 2Q. The 1Q this year was much more challenging than the 1Q24, and the same will happen for the second, as we have been seeing.

Beef went up 9% quarter-on-quarter, but cattle went up 13%. So although we have a strong beef in the US market, the supply of cattle is much tighter. In the 2Q, we will definitely also have the impact of tariffs that had an additional impact of 1 to 1.5%, which is very relevant. We have been able to reverse part of it with operational improvements, and we’ve been continuing to do that, but the 2Q will be more challenging than the first, and we’ve seen that at least so far in the quarter given the cattle supply and this issue with tariffs.

And we’ll see what happens now. We saw there was a deal with the US, but now the cattle plants in the US are not exporting to China. So this doesn’t have an immediate impact. But just to summarize, 2025 will be more challenging.

With that being said, there’s a relevant thing to keep in mind, which is we’re expecting our diversification to work even better. Because despite our beef business in the US, despite the fact that it’s facing these challenges, we’ve seen that other proteins have been able to offset the challenges we’re having with US Beef.

Henrique Brustolin: Thank you, that was very clear.

Operator: And our next question comes from Isabella Simonato, Bank of America. Please Isabella, go ahead.

Isabella Simonato, Bank of America: Hello. Good morning, Tomazoni and Guilherme. Thank you for taking my question. I’d like to refer back to something. Guilherme usually has this exercise of the breakeven for the year, and you’ve mentioned taxes and working capital. So it would just be interesting to recap what we can expect from these lines for 2025. And I think this continues the question that was asked before about cash.

And also, going back to JBS Brazil, just like with the US, we are seeing cattle being pressured, but exports seems to be accelerating with stronger prices for China. So what is your take on that? What do you believe will happen for the rest of the year and for the cycle in JBS Brazil? Thank you.

Guilherme Cavalcanti: Hi Isabella, I don’t think we have any elements to change that breakeven EBITDA that I mentioned in the previous call, which was US$4.5 billion. I usually say that this is our breakeven EBITDA. We haven’t paid taxes because we don’t have the results yet, but any EBITDA above that will be 25% of our effective bracket.

Our percentage was 19, and this is in line with our taxes. Working capital, in my account, was US$350 million a year in working capital because of our expansions, and this might be affected depending on how green progresses for the rest of the year.

But thus far, our expectation has been good. Levels are going up in Brazil. So I would not change that number I mentioned in the last call, which was 4.5 billion in breakeven EBITDA, US$4.5 billion that is.

Gilberto Tomazoni: Isabella, thank you for that question. And I’m going to answer your question on JBS Brazil. So yes, comparing quarter to quarter, the price of cattle went up significantly. It was 36%, if I’m not mistaken. And that obviously pressured our margins. But you can see that the margin that we’re presenting for JBS Brazil is very healthy. It’s in line with our expectations for this business because it has a very short chain.

Now, when it comes to exports, the domestic market is still strong, and the international market is strong as well. Brazil has increased slaughters. As we posted, it was about 4% increase if you compare it to the 1Q24. If you compare it to the 1Q24, if you compare it to the 4Q, it grew 2.4%. And that’s positive because this increase in price gives ranchers more income. So they are not encouraged to reduce their production, they will sustain it, and this extends the favorable cycle that we’re having in Brazil.

So we see this as a positive factor. This is a rebalance between the supply and demand and that maintains a healthy chain.

Now with Friboi, we’ve been mitigating this strong increase in demand with added value products. So we’re making this effort, we’re making an effort with our ranchers to improve product presentation, to improve the supply. And this all allowed Friboi to increase its share in the domestic market, not only in volume, but with quality.

Isabella Simonato: That was clear, thank you.

Operator: And our next question comes from Thiago Bortoluci, Goldman Sachs. Please Thiago, go ahead.

Thiago Bortoluci, Goldman Sachs: Hi everyone, good morning. Thank you Tomazoni, Wesley and Guilherme for this opportunity to ask a question. So I’m going to go into the double listing issue, which I think is something that the market wants to know.

In most of your communications related to this, you explicitly state that there might be capital increases to finance your growth pipeline. When I look at your balance for the quarter, your leverage is at 2x, nearly US$15 billion in cash, and you’re generating more than US$2 billion in free cashflow in a recurring basis. As we get closer to this listing, first I’d like to understand the size of the opportunity for growth, especially inorganic growth that you see ahead of you. And what magnitude capital increase would that require in relative and absolute terms? Would that be a reason for having a double listing?

And also on the same topic I’d like to give you the opportunity to defend this rationale for this proposal for share classes, which I think has been a hot topic with proxy agencies, so that we can understand this need for super voting power and why do you think it doesn’t create problems for minority shareholders?

Guilherme Cavalcanti: Thank you, Thiago. So starting on growth, when we started organizing the structure of being listed in the US, the Company was much smaller than it is today. So having an acquisition of US$1 to US$2 billion required equity. Now our EBITDA is above US$7 billion, so we can have US$2, US$3 billion acquisitions without needing to issue equities, because that’s 0.3x our EBITDA. Which makes this scenario less possible.

But of course, if someday we have an opportunity, I think that would be positive. We have a very strong track record of having financial discipline. Recently, we had assets that had a lot of synergy that made a lot of sense, and we didn’t even make a proposal because the price in our opinion would not create value. So that’s the first point.

We will sustain this strategy of buying assets whenever we see that they will clearly create value. And being double listed will not change this strategy. And if it comes to having more flexibility to issue bonds or stocks, this will not change our appetite or anything. Of course, it will give us flexibility if we see a very relevant asset, but this is not on our radar. We’re not focusing on that right now. But we do have that flexibility and that’s always good.

And continuing with your second question, now controlling shareholders already control the Company with 49%. They have to approve anything. This control will not change. The only difference, the only thing that changes is that obviously if someday we see an opportunity, which we don’t see right now, of having a more relevant acquisition in which you issue stock and dilute controlling shareholders. When you get to a certain limit, let’s say 40%, and 6 years ago, 40%, after so many issues, we now have 49. When you have 40%, you can make decisions that won’t necessarily create value for the Company.

So this sort of flexibility is interesting because we can make sure that decisions are made for the Company’s best interest. And our business is tough. We have a long chain, we have to start with breeders and then animals, and then at the end we have a 10% margin. So we cannot make mistakes during this journey.

We’ve seen some competitors with brilliant people on the Board, with excellent management who did not handle the business well and who destroyed their value. So in our business, it’s very important to have good and defined controls by people who understand the business and who have a good track record.

A track record of someone who bought Swift with a negative EBITDA of US$400 million, and the next quarter got positive US$400 million. Who got Seara with negative US$1.4 billion in EBITDA and was able to flip that around. So being able to have a guarantee that you have a controlling shareholder that understands the business and that is thinking about the long term for shareholders who are with us for the long term, that is the best possibility.

And again, with the track record of someone who is in this business for the long term and who understands it, someone who has long term investment horizon. So I’ve mentioned the AlphaKey studies, that in Brazil from 2014 until now, out of the companies that most had payout, 75% were corporations and the ones that created most value, 75% had defined controls.

So of course, this is a case-by-case thing, but in our industry, this is very important, again, to have a controlling shareholder that understands the business. So that’s the rationale for this, of having the two stock classes. Besides that, having a double listing provides all the benefits that we mentioned before. So increasing the number of investors, we see more foreign investors coming in, and that gives us a re-ranking, just as we had with our debt. Before our debt was listed with the SEC, it was 13% above the spread. And now we’re trading at the same tax level.

So we hope that we will have a similar re-ranking in our share prices, and after our primary listing, we’ll be able to join several listings that we’re not in. PPC, for example, is in 100 indexes, and I think we are at about 15 currently. So given the size of our partners and the demand for shares, this will make a big difference.

So these are all the benefits. In our case and remembering that all shareholders can choose either shares with more votes or less votes, all of them have these options and they can convert these shares at any time, we’re giving them the option. And for this new case, this is important, if you look at the presentation of JBS in 2007, we continue with the same strategy, geographic diversification, diversification of proteins with acquisitions that add value to the Company and prepared ready-to-eat food and strong brands.

Guilherme Gutilla, BTG: Hello, everybody. Good morning. I have two questions about Seara, continuing with something that you’ve mentioned before about supply and demand of poultry, how confident are you that this scenario will remain balanced during this year? And when do you think that there will be an additional higher supply so the cycle will be repeated again?

And the second question is about poultry also but spread in the US. We’re seeing spreads increasing a lot with breast prices increasing during the year. So what’s the scenario for PPC this year? And if you could help us understand why the prices for breast are increasing so much while the prices for other poultry parts are not growing that much.

Gilberto Tomazoni: Thank you for the question, Guilherme. I’ll talk about Seara and also transfer to the US, because that doesn’t only apply to Brazil. You’ve asked how confident we are regarding the results for poultry supply in Brazil. As I mentioned in the opening and in the first question, as I answered, I said that in Brazil today, and worldwide, there is a bottleneck in terms of genetic material supply. There are only two companies, COBB and Aviagen, and they define how much we’re going to have in terms of genetic material.

In the past, all of them work to increase their competitiveness because the generic material companies compete among themselves. And one of the improvements made better reposition, genetic reposition, and that is in favor of increasing the number of eggs per chicken. Also, it reduced fertility rates and the number of eggs per chicken.

So despite the number of chicken has increased, the number of small chickens that are stored in the places remained very equal, 1 or 2%, and that is happening in general. But that’s not due to a decision by the companies, but to a bottleneck that exists in terms of genetic material.

The other question, “Oh, let’s increase the management handling of the materials so we can have more chicken”. No, this is something that happens in the middle and long term. I think that this year is given already, it’s settled. There won’t be much change in terms of the supply of little chicken in Brazil or abroad. What can happen from now on? Well, that will depend on the genetic material companies, they could have responded more quickly.

As for your questions about the demand for the US for poultry has increased, Wesley mentioned when he talked about the increase in the price of beef and the cutout, despite going up, cannot keep track with the price increase. So consumer is buying less expensive protein and poultry is competitive. So the demand for poultry increases because of that. Also, consumers are changing their habits. Instead, people are reducing their trips to restaurants and preferring to go to the delis.

So, they’re going more often to the supermarket, and buying less but going more often. They are buying from deli services instead of preparing food at home. Why does breast purchase increase more? Because breast, chicken breast is a commodity. So, when there is an increase in supply and demand, there is commodity increase. The other demands for other parts of poultry or chicken are more stable.

Thiago Bortoluci: Thank you. That’s very clear.

Operator: And our next question comes from Guilherme Palhares, Santander. Please Guilherme, go ahead.

Guilherme Palhares, Santander: Good morning, Tomazoni, Guilherme and Wesley, thank you for your questions. I would like to profit from the comment of Tomazoni about the change in consumer behavior in the US. I would like to hear how much that has affected the operations in the US in general, not only PPC, but US Beef and US Pork as well. So how are you preparing for this moment since the Company has always been strongly present in food service?

Wesley Batista: Well, good morning. We see a strong demand and the three sources of protein that’s pretty high. And although we have a strong position in food service, we have a larger business in retail, which is quite significant. We are on both sides, so we sell for both channels. So when there is a significant migration such as this, we keep a close eye on that. But it doesn’t mean stronger demand or lower demand for us.

And building on what Tomazoni said, we’re seeing strong demand for the three areas. For example, in beef, cutout has increased, although the raw material price increased more, but that’s a significant increase, which shows a strong demand.

Leonardo Alencar, XP: Good morning, everyone. Thank you for the question. Congratulations on the results. I would like to go more in detail about US Beef. I understand that the raw materials went up, cutouts as well. But if we could maybe think here theoretically, considering that the processing volume has this year, how far can this go? Because the price of beef is sustained at record highs in a lower supply scenario even if we reduce this, you know, we may not change the prices.

So it seems that this year will be more challenging than previous years, but we still haven’t reached the bottom regarding US Beef, maybe other players could do further reductions. And so, since you talked about tariffs impacting the 1Q, also exports of US Beef plants are at a stall now, the dynamic of tariffs, how will it be in the 2Q?

In addition to the impact of costs, which markets have negotiations been paralyzed or are slower? I would like to understand whether the beginning of the 2Q is stronger because of the export’s dynamics, just to understand how much volatilities and certainties and tariffs have frozen the negotiations, not only in Brazil, but in the US as well.

Wesley Batista: Good morning. 2025 will be a year that will be more difficult than 2024, but we believe that 2026 is a year in which we see improvements beginning towards the end of 2026 mostly. But so far, we see 2026 as a year that is less difficult than 2025.

When we talk about tariffs, the greatest impact has been on leather, because we have a lot of leather that’s sold from the United States to China to be processed in China. And when these high tariffs were imposed, that had a significant impact on our leather business.

But that was the 1Q, but let’s see, now after the reduction of tariffs, how the market will behave and the effect on beef and leather. Although in beef, tariff was high, and we also lost the permit or we’re not able to export. So we haven’t yet resumed those permits to export.

So that will reduce pork. China is an important market for pork in some items, so half of the 2Q will be impacted by that.

Gilberto Tomazoni: Just completing on what he said, when you look at JBS globally, the impacts have been not so significant on our balance sheet because you must remember that JBS operates in 17 different countries actually. We are present in four continents. So we’re local in each place.

So here in the US, we’re local. In Brazil, we’re local. Australia, England, Mexico, wherever we are, we are local, because we operate with scale in all countries, we are present. So this diversified platform, diversified by type of protein, it’s not only beef. So beef, poultry, pork, chicken, you know, eggs and added-value products allow the Company to face those challenges. So it was built in order to reduce fluctuations that are natural in the cycle of proteins.

So in the US, 30% of our sales were in break-even, it was even despite the negative base. So we continue to deliver this earnings that we published today because it allows us to offset against other proteins in other geographies. And this is no different if we are talking about cycles. We could talk about regulatory issues or sanitation issues. So this platform is a powerful tool and a competitive advantage to face this type of events that happen that are not under our control.

So our focus is in each country you are present, be able to focus on what we can control, operational excellence, focus on customers, mix of products.

Leonardo Alencar: Okay, that’s very clear. Just if you allow me a follow-up, Wesley, on one point. As a turning of cycle, do you see any specific variable for a better 26 than 25?

Wesley Batista: When we see slaughtering rates in the US quarter-on-quarter, we see 4% less, and it’s not… that cattle is 14% less. Last year, it was like that too. So cows are being slaughtered. It’s decreasing, but we do see slaughtering of cows, reducing the number of cows.

Leonardo Alencar: Okay. Thank you for all the details.

Operator: And our next question comes from Lucas Ferreira, JP Morgan. Please Lucas, go ahead.

Lucas Ferreira, JP Morgan: Good morning. I’m sorry, but I would like to go back to listing again. Maybe it’s a question for the board, but you may have an opinion and want to share it. It’s a simple question, imagining a scenario in which a dual listing is not approved due to the issues raised by proxy voters, is there a possibility of a next attempt since you have a controlling interest? So, in your opinion, would there be a chance of making a second attempt in a different model? And Guilherme, if that changes anything from the point of view of SEC or approval.

And the second question, about pork, how do you see the spreads? Because this quarter has a very positive margin and the demand remains strong as you mentioned. So how do you see the inventory of animals? And since you have invested a lot in processed food in this business, my question is to understand whether we’re not missing something, maybe your margin is moving towards processed food and shouldn’t oscillate so much. It’s 10, 11% what we should expect for the year. Just for us to have some guidance. Thank you.

Guilherme Cavalcanti: Hi, Lucas. So in this case, well, this doesn’t change anything. The Company is still operating in the same way, we are still posting dividend yields that are far above the market average, and we can always go back again. And all we need to do is to do a new filing, but this might take a few months, but the process is just having a new filing with a new assembly date.

Wesley Batista: Lucas, our pork business in the US, is very distributed. So we have pork production, we have processed products, our pork units are very good, they’re very efficient, and this is a very mature business for us. And that’s why you see a reasonably stable margin that is also high.

We have been growing in our prepared, processed products business, and the things that we are building are reaching maturity. One is already at full maturity and there’s another one that’s close to that. And when you look at that, this is a business that is becoming more and more stable. But it’s not only because of processed foods. It helps, it contributes, but the margins for pork being relatively high in comparison to the market and being stable is because of how our business is performing, because of its maturity in our team and what the team has been doing.

So we hope that these margins stay within that range that is more stable. The 2Q may have a higher impact from the tariffs. That will be for the 2H of the 2Q, but I don’t think it will change our business. Our margins will operate at higher yields and that gives us some margin stability.

Lucas Ferreira: Great, thank you.

Operator: And our next question comes from Renata Cabral, Citi. Please Renata, go ahead.

Renata Cabral, Citi: Good morning, everyone. Thank you for taking my question. This is a follow-up question about Seara. This unit has an extraordinary performance. In the past quarter, you mentioned some operational improvement that you started implementing in 2024. So my question is if you can give an update on the new improvements that you mentioned in the past concerning the price mix and if you can give us an update on your capacity increase and how the ramp up is going. Thank you.

Gilberto Tomazoni: Thank you for that question, Renata. So Seara, as you mentioned yourself, has been performing very well for the last four quarters since we started capitalizing the improvements that were made. We went into detail about this in the previous calls. We had some operational improvements, but also some manufacturing process improvements, and this included the mix management, and also channels and product portfolio.

These are some improvements that take some time to be captured, and they are being captured as the process advances. And so results appear, and this is exactly what happened now. This quarter, the one that we are posting results for now, had a higher cost for grain. Corn prices were higher and so on, but these costs were mitigated by these benefits that are coming from what we did in the past.

Besides that, Seara has been making a strong strategy of innovation, we’ve become leaders in some categories like what we call “panelinhas”, we also have a partnership with Netflix now that allows people who are watching Korean TV shows can also have the experience of not only watching the shows, but enjoying the products shown there.

Besides that, as I mentioned, we are launching high-content products that also follows in the same trend. And we also have the Air Fryer line, which allows consumers to have a restaurant level experience at home.

So we’re focusing on innovation, we’re focusing on pricing management, mix management and operational efficiency. And this is ongoing. This is a process that Seara is going to sustain. This quarter again, we’ll see that the cost of corn especially will be higher than in the 1Q. So we don’t know, these are things that happen, you know, markets are dynamic. We don’t know how much we will be able to mitigate from the cost of corn and the additional feed costs with these improvements that have been made.

The international market remains strong. In the Brazilian market, Seara is very strong, we’ve been getting closer to consumers and clients. Now we have technologies such as AI that allows us to direct consumers and talk to end consumers directly. So this has allowed Seara to gain more preference from our consumers. So our perspectives for Seara are very positive.

Renata Cabral: Great, thank you.

Operator: So as there are no further questions, we will now give the floor to Mr. Gilberto Tomazoni for his closing remarks. Go ahead, Mr. Tomazoni.

Gilberto Tomazoni: Thank you again for this conference call. Thank you for being here. Thank you for your questions. And I’d especially like to thank our 270,000 employees around the world. Our results are all due to their everyday work, the efforts from our leaders, their commitment, their determination to always make high-quality products and servicing our clients and consumers.

Thank you very much!

Operator: This concludes the JBS’ earnings call. Thank you for listening and have a good day.